N E W S R E L E A S E

March 29, 2016

Nevsun Announces Q1 2016 Financial Results Release Date

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) plans to release its first quarter 2016 financial and operating results on Thursday, April 21, 2016, after close of trading, with a conference call to follow on Friday, April 22, 2016, at 8AM Vancouver / 11AM Toronto, New York / 4PM London.

Conference call details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413 UK: 0800 652 2435 (toll free) Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until April 29, 2016, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 946947#.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over US$400 million in cash, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com